EXHIBIT 12.1

WESTLAKE CHEMICAL PARTNER LP
RATIO OF EARNINGS TO FIXED CHARGES
(millions of dollars)

	Year Ended December 31,
	2017	2016	2015	2014		2013
Earnings
Income before Income Taxes	$354,338	$354,438	$354,525	$709,208		$846,825
Fixed Charges	23,099	19,414	11,125	14,323		9,343
Amortization of capitalized interest	540	472	228	24		—
Equity Investee Distributions	—	—	—	4,045		5,114
less: capitalized interest	(435)	(5,960)	(5,116)	(2,638)		—
Equity Investment (Income) Loss	—	—	—	(2,973)	(4,711)	(4,711)
Total Earnings Available for Fixed Charges	$377,542	$368,364	$360,762	$721,989		$856,571

Fixed Charges
Interest Expense	$21,861	$12,607	$4,967	$10,499		$8,032
Capitalized Interest	435	5,960	5,116	2,638		—
Interest within rental expense	803	847	1,042	1,186		1,311
Total Fixed Charges	$23,099	$19,414	$11,125	$14,323		$9,343

Ratio of Earnings to Fixed Charges	16.3	19.0	32.4	50.4		91.7